   As filed with the Securities and Exchange Commission on December 26, 2000
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO
                               (Amendment No. 1)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                      Objective Systems Integrators, Inc.
                      (Name of Subject Company (Issuer))

                            Tahoe Acquisition Corp.
                          Agilent Technologies, Inc.
                           (Names of Filing Persons)

                                 COMMON STOCK,
                               $ .001 PAR VALUE
                        (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            D. Craig Nordlund, Esq.
             Senior Vice President, General Counsel and Secretary
                          Agilent Technologies, Inc.
                              395 Page Mill Road
                       Palo Alto, California 94303-0870
                                (650) 752-5000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                with a copy to:

                            Larry W. Sonsini, Esq.
                            John T. Sheridan, Esq.
                            Steve L. Camahort, Esq.
                            Robert D. Sanchez, Esq.
          Wilson Sonsini Goodrich & Rosati, Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                (650) 493-9300

                           CALCULATION OF FILING FEE

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
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
          Transaction valuation (1)                         Amount of filing fee
--------------------------------------------------------------------------------
                 $707,420,410                                     $141,484
--------------------------------------------------------------------------------

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(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 39,854,671 shares of Common Stock of Objective Systems Integrators, Inc. at the tender offer price of $17.75 per share of Common Stock.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $141,484
    Form or Registration No.: Schedule TO
    Filing Party: Agilent Technologies, Inc.
    Date Filed: December 6, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on December 6, 2000, relating to the commencement by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agilent Technologies, Inc., a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, $0.001 par value ("Common Stock" or "Shares"), of Objective Systems Integrators, Inc., a Delaware corporation (the "Company"), at a price of $17.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

  The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined herein shall have meanings assigned to such terms in the Offer to Purchase or the Schedule TO.

Cover Page

  The following sentence is added at the end of the first paragraph of the Cover Page:

  ACCORDING TO THE COMPANY, AS OF DECEMBER 1, 2000, THERE WERE 37,609,227 SHARES OUTSTANDING OR 39,853,671 SHARES CALCULATED ON A FULLY DILUTED BASIS. BASED ON THESE NUMBERS, THE TENDER AGREEMENT STOCKHOLDERS HAVE AGREED TO TENDER 20,360,546 SHARES, WHICH AS OF DECEMBER 1, 2000, WAS GREATER THAN A MAJORITY OF THE SHARES OUTSTANDING (CALCULATED ON A FULLY DILUTED BASIS). THEREFORE, IF THE TENDER AGREEMENT STOCKHOLDERS WERE TO SO TENDER AND IF PERSONS WHO HAVE NOT ENTERED INTO THE TENDER AGREEMENT WERE TO HAVE TENDERED AT LEAST 8,542,819 SHARES IN THE OFFER THEN THE MINIMUM CONDITION WOULD HAVE BEEN SATISFIED.

  The following sentence is added to the end of the second paragraph of the Cover Page:

  FOR ADDITIONAL IMPORTANT INFORMATION REGARDING THE BOARD OF DIRECTORS' RECOMMENDATION, SEE SECTION 10.

Item 1. Summary Term Sheet

  The first sentence of the first paragraph of the Summary Term Sheet is revised to read:

  This summary highlights important and material information from this Offer to Purchase but might not include all of the information that is important to you.

  The following text is added at the end of the first paragraph under the heading: "WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?"

  According to the Company, as of December 1, 2000 there were 37,609,227 shares outstanding or 39,853,671 shares calculated on a fully diluted basis. Based on these numbers, the tender agreement stockholders have agreed to tender 20,360,546 shares, which as of December 1, 2000 was greater than a majority of the shares outstanding (calculated on a Fully Diluted Basis in accordance with the Merger Agreement). Therefore, if the tender agreement stockholders were to so tender and if persons who have not entered into the tender agreement were to have tendered at least 8,542,819 shares in the offer then the Minimum Condition would have been satisfied.

  The paragraph under the heading: "UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?" is replaced with the following:

  The tender of your shares may be withdrawn at any time prior to the expiration date of the Offer. In addition, you may withdraw your shares anytime after February 4, 2001.

  The following text is added to the end of the paragraph that appears under the heading "WHAT DOES MY BOARD OF DIRECTORS THINK OF THE OFFER?":

  For additional information, see Item 4 of Schedule 14D-9, filed by the Company on December 6, 2000. Under the Merger Agreement, the Board of Directors is obligated to recommend the Merger to the Company's stockholders, provided, that the Board may withdraw its recommendation under certain circumstances described in Section 11 of the Offer to Purchase.

  The following text is added at the end of the Summary Term Sheet:

  .  WHAT ARE THE US FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER?

    Sales of the Shares pursuant to the Offer and the exchange of the Shares for cash pursuant to the Merger will be taxable transactions for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder and will be long-term capital gain or loss if the stockholder has held the Shares for more than one year at the time of sale. Long-term capital gain of a non-corporate stockholder is generally subject to a maximum U.S. federal income tax rate of 20%.

  .  WHO IS RESPONSIBLE FOR THE OTHER FEES AND EXPENSES OF THE
     TRANSACTION?

    Parent has agreed to pay Morgan Stanley a fee for financial advisory services provided in connection with the Merger. In addition, Tahoe Acquisition Corp. has agreed to pay a fee to Corporate Investor Communications, Inc., who is acting as Information Agent, and to Computershare, who is acting as depositary. You will not be responsible for paying these fees. See Section 16 for additional information.

  . CAN THE MERGER BE TERMINATED BY THE COMPANY, AGILENT TECHNOLOGIES OR TAHOE ACQUISITION CORP.?

    Yes. Anytime before the Merger is effective, the Company and Agilent Technologies may agree to terminate the Merger. In other circumstances, the Company or Agilent Technologies may abandon plans for the Merger without the other party's consent. These circumstances are described in Section 11.

  .  CAN THE BOARD OF DIRECTORS SOLICIT ACQUISITION PROPOSALS FROM THIRD
     PARTIES?

    The Company has agreed not to solicit or encourage acquisition proposals from third parties and has agreed to refrain from participating in negotiations with any third party regarding an acquisition proposal. In addition, the Company and its board of directors has agreed not to enter into any agreement with a third party relating to an acquisition proposal. In limited circumstances described in Section 11, the Company's board of directors can respond to unsolicited acquisition proposals.

Item 2. Subject Company Information.

  The following sentence is added at the end of the sixth paragraph under "Introduction":

  For additional information, please see Item 4 of the Schedule 14D-9 filed by the Company on December 6, 2000. The Merger Agreement constrains the Board of Directors' ability to withdraw such recommendation.

  The following sentence is added to the end of the third paragraph under "1. Terms of the Offer":

  All conditions to the Offer, other than the Antitrust Condition, will be satisfied or waived prior to the Expiration Date.

  The first sentence of the second paragraph under "5. Certain U.S. Federal Income Tax Consequences of the Offer" is replaced with the following:

  The U.S. federal income tax discussion set forth above may not be applicable to stockholders in special situations such as stockholders who received their Shares upon the exercise of stock options or otherwise as compensation and stockholders who are not United States persons.

Item 3. Identity and Background of Filing Person

  Not modified.

Item 4. Terms of the Transaction

  Item 4 is amended and supplemented as follows:

  In the Section "11. Purpose of the Offer; Plans for the Company; The Merger", the first four paragraphs of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" are replaced in their entirety with the following:

  Jeffrey T. Boone entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Boone would be entitled to:
  (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of

  Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Boone's termination, as such term is defined in the Severance Agreement, to occur, Mr. Boone would be entitled to receive, among other things, approximately $291,250, constituting the severance compensation described above, and 79,792 options would be fully vested.

  Philip N. Cardman entered into an employment agreement, as amended, with the Company in May of 1996. This agreement includes, inter alia, payment of base salary for two years from termination in the event of involuntary termination without cause, or a total of $310,000 paid over the course of two years. Mr. Cardman also entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Cardman would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 24 months; (c) payment of 100% of Company-paid benefits for up to 24 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Cardman's termination, as such term is defined in the Severance Agreement, to occur, Mr. Cardman would be entitled to receive, among other things, approximately $612,500, constituting the severance compensation described above, and 186,935 options would be fully vested.

  Lawrence F. Fiore, the Chief Financial Officer of the Company, entered into a Severance Agreement in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Fiore would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 24 months; (c) payment of 100% of Company-paid benefits for up to 24 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Fiore's termination, as such term is defined in the Severance Agreement, to occur, Mr. Fiore would be entitled to receive, among other things, approximately $562,500, constituting the severance compensation described above, and 77,500 options would be fully vested.

  Roger A. Hosier, Vice President and Chief Technology Officer of the Company, entered into a Severance Agreement in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Hosier would be entitled to: (a) payment of any accrued and unpaid compensation; (b) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (c) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a

  "change in control" for purposes of the Severance Agreement. Were Mr. Hosier's termination, as such term is defined in the Severance
  Agreement, to occur, 54,270 options would be fully vested.

  Dan D. Line entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Line would be entitled to:
  (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of
  Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Line's termination, as such term is defined in the Severance Agreement, to occur, Mr. Line would be entitled to receive, among other things, approximately $175,000, constituting the severance compensation described above, and 97,291 options would be fully vested.

  Bud J. Mullanix, the Vice President, Human Resources of the Company, entered into a Severance Agreement in March of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Mullanix would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Mullanix's termination, as such term is defined in the Severance Agreement, to occur, Mr. Mullanix would be entitled to receive, among other things, approximately $227,500, constituting the severance compensation described above, and 60,000 options would be fully vested.

  James T. Olsen entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Olsen would be entitled to:
  (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of
  Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Olsen's termination, as such term is defined in the Severance Agreement, to occur, Mr. Olsen would be entitled to receive, among other things, approximately, $323,750, constituting the severance compensation described above, and 163,542 options would be fully vested.

  Mr. Fiore and Mr. Dan D. Line, Senior Vice President, Worldwide Sales and Operations of the Company, have also each entered into employment agreements with the Company. Mr. Fiore's employment agreement provides for a single payment equal to one year's salary upon termination without cause, or a total of $155,000, provided Mr. Fiore enters into a standard release and termination agreement. Mr. Line's employment agreement provides for two years of continuing salary if termination is without cause, or a total of $350,000 paid over the course of two years, provided Mr. Line enters into a standard release and termination agreement.

  The subsection "Offer Letters" is hereby amended by replacing the subsection with the following:

  Pursuant to letters, (each an "Offer Letter"), Parent has offered employment to certain employees of the Company. Each such offer is contingent upon the successful closing of the proposed acquisition. Parent and the Company agree that a termination, as such term is defined in the Severance Agreements and employment agreements described below, will be deemed to have occurred upon the successful closing of the proposed acquisition. Certain terms of the Offer Letters are summarized below, however, each description is qualified in its entirety by such Offer Letters, which are attached, along with any amendments thereto, as Exhibit (d)(6) hereto.

  Jeffrey T. Boone. Mr. Boone's Offer Letter dated December 15, 2000, provides for an annual base salary of $200,000 and he has been offered an option to purchase 5,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Boone's Severance Agreement under the heading "Employment Contracts and Change-in-Control Arrangements," including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, as a result of Mr. Boone's acceptance of Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options.

  Lawrence F. Fiore. Mr. Fiore's Offer Letter dated December 19, 2000 provides for a temporary position, not to exceed six months. Mr. Fiore's base monthly salary would be $18,500. In addition, as a result of Mr. Fiore's acceptance of Parent's offer, any agreements Mr. Fiore entered into with the Company will terminate, excluding Mr. Fiore's Severance Agreement and employment agreement and Parent will pay all sums and benefits due under Mr. Fiore's Severance Agreement and employment agreement (see "Employment Contracts and Change in Control Agreements" above).

  Roger A. Hosier. Mr. Hosier's Offer Letter dated December 4, 2000 and amended on December 18, 2000, provides for an annual salary of $170,000 and he has been offered an option to purchase 3,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Hosier's Severance Agreement, as described in "Employment Contracts and Change in Control Agreements" above, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. As a result of Mr. Hosier's acceptance of Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options.

   Bud J. Mullanix. Mr. Mullanix's Offer Letter dated December 4, 2000, provides for an annual salary of $150,000 and he has been offered an option to purchase 3,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Mullanix's Severance Agreement, as described in "Employment Contracts and Change in Control Agreements" above, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, as a result of Mr. Mullanix's acceptance of Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options.

  James T. Olsen. Mr. Olsen's Offer Letter dated December 4, 2000 and amended on December 8, 2000, provides for an annual salary of $225,000 and he has been offered an option to purchase 30,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Olsen's Severance Agreement, as described in "Employment Contracts and Change-in-Control Arrangements" above, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, if Mr. Olsen accepts Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options. As of December 22, 2000, Mr. Olsen had not accepted Parent's offer.

  Dan D. Line. Mr. Line's Offer Letter dated December 15, 2000, provides for a temporary position, not to exceed nine months. Mr. Line's base monthly salary would be $20,000. As a result of Mr. Line's acceptance of Parent's offer, Parent will pay all sums and benefits due under Mr. Line's Severance Agreement, as described in "Employment Contracts and Change-in-Control Arrangements" above, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock with a one year exercise period. In addition, Parent will pay all sums due under Mr. Line's employment agreement.

  First paragraph of Section "13. Certain Conditions of the Offer" has been replaced with the following:

  The obligation of Merger Sub to accept for payment and to pay for any Shares tendered (and the obligation of Parent to cause Merger Sub to accept for payment and to pay for any Shares tendered) shall be subject to various conditions, including the condition that each of (A) a majority of Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options (as defined in Merger Agreement) and unvested Company Stock Options that vest prior to January 31, 2001 (but excluding any Shares held by the Company or any of its subsidiaries) and (B) a majority of those Shares held by persons who have not executed Tender and Voting Agreements be validly tendered (but excluding any Shares held by Parent, Merger Sub or their respective affiliates) (collectively, the "Minimum Condition"). Each condition, other than the Antitrust Condition (as described below) is to be satisfied or waived prior to the Expiration Date.

  In the first two lines of the second paragraph of "Section 13. Certain Conditions of the Offer", "Parent" has been replaced with "Merger Sub."

  The first sentence of the second to last paragraph of "Section 13. Certain Conditions of the Offer" has been revised as follows:

  The foregoing conditions are for the sole benefit of Parent and Merger Sub. Other than the Minimum Condition, these conditions may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Parent or Merger Sub.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  Item 5 is amended and supplemented as follows:

  Section 10, under the subsection "Background of the Offer" is amended and supplemented by replacing the third, fourth, fifth, seventh, twelfth, eighteenth, twentieth, and twenty second paragraphs with the following:

  Between April and July of 2000, GKM or AHH contacted approximately 70 possible strategic partners and engaged in further preliminary discussions with over 30 companies that had expressed an interest in a business combination with the Company, including a large telecommunication equipment provider ("Bidder A") and Parent. Of the over 30 companies who initially expressed interest in a possible business combination with the Company, seven (including Bidder A and Parent) engaged in further discussions with the Company. During this time period, GKM and AHH provided the Board and the Company's senior management with periodic updates as to the results of these contacts. The Company and Bidder A entered into a Non-Disclosure Agreement on April 28, 2000. The remaining five companies all entered into Non-Disclosure Agreements between May 1 and August 1, 2000 and performed preliminary due diligence on the Company. However, none of these five companies submitted any proposals for possible business combinations with the Company.

  On July 28, 2000, representatives of AHH presented the Board with a report on the services that they had provided to date, the status of AHH's preliminary discussions with Bidder A, Parent, the five other companies that were still potential strategic partners, and various strategic alternatives available to the Company. At this meeting, the Board determined to form a special committee composed of Gary D. Cuccio, George F. Schmitt and Dr. Kornel Terplan, the three non-management directors (the "Special

  Committee"). The Board authorized the Special Committee to pursue a possible business combination involving the Company and to review, evaluate and negotiate the proposed structure, price and terms of such a transaction. The Board also authorized the Special Committee to recommend a possible business combination involving the Company to the Board if the Special Committee believed such proposal would be in the best interests of the Company and its stockholders.

  At its initial meeting on August 15, 2000, the Special Committee authorized AHH to pursue further discussions with five potential strategic partners (including Bidder A and Parent). The Special Committee also authorized one of its members to contact an officer of Bidder A to discuss a possible strategic transaction.

  In August 2000, Bidder A conducted a due diligence investigation of the Company. Following this investigation and other meetings between representatives of Bidder A and the Company, on August 31, 2000, Bidder A delivered to the Special Committee a non-binding indication of interest relating to an acquisition of the Company by Bidder A. AHH provided the Special Committee with its analysis of the proposed price, structure, terms and conditions of the proposed offer. Following discussion, the Special Committee determined that the economic terms in the non-binding indication of interest were not in the best interests of the Company and its stockholders. The Special Committee directed AHH to pursue further discussions with the financial advisors for Bidder A, Parent and the other remaining potential strategic partners.

  At a Special Committee meeting on November 2, 2000, AHH reported on the current status of its ongoing discussions with Parent and Bidder A. AHH also reported on its analysis of the price and other terms of the potential transaction that had been proposed by Bidder A. The Special Committee authorized AHH to pursue further discussions with Bidder A. On November 2, 2000 and November 3, 2000, Parent continued its on-site and off-site due diligence investigation of the Company.

  On November 16, 2000, counsel for Parent delivered to the Special Committee a revised non-binding proposal and draft definitive agreement, providing for, among other things, an all cash tender offer of the outstanding shares of the Company at the purchase price of $17.75 per share to be followed by a second-step merger. The proposal included a three percent termination fee, a non-solicitation provision and a requirement that stockholders holding at least 50% of the outstanding Common Stock enter into the Tender Agreement. The proposal stated that execution of a definitive agreement was subject to the approval of Parent's Board of Directors and satisfactory completion of due diligence. Counsel for Bidder A also delivered a draft definitive agreement, providing for, among other things, an all cash tender offer for the outstanding shares of the Company at an orally expressed per share price less than that offered by Parent.

  The Special Committee met on the afternoon of November 17, 2000, at which time Company counsel, AHH and GKM reviewed the principal terms and conditions of the agreements submitted by Bidder A and Parent with the Special Committee. AHH and GKM again analyzed the relative merits of the final proposals from Bidder A and Parent, as well as the perceived likelihood and timing of closing a transaction with each of the parties. The Special Committee observed that while both Bidder A and Parent had proposed all cash tender offers, Parent had proposed a higher price per share than Bidder A. Following this discussion, the Special Committee unanimously determined to proceed with immediate negotiation and finalization of the draft merger agreement with Parent. The Special Committee also instructed AHH to inform the financial advisors for Bidder A that another party had proposed the acquisition of the Company at a higher per share price than that proposed by Bidder
  A. That evening, the financial advisors to Bidder A informed AHH that Bidder A had delivered its best and final offer.

  At the Board meeting immediately following the meeting of the Special Committee, the Board reviewed the terms of the draft merger agreement with AHH, GKM and Company counsel. At this meeting, AHH reviewed the course of negotiations with Bidder A and Parent. GKM presented its financial analysis of the proposed transaction and its written opinion that, as of that date, the Offer Price to be received by holders of Common Stock in connection with the Offer and the Merger was fair to such holders from a financial point of view. The Special Committee then presented its recommendation to the Board that the Offer and the Merger are in the best interests of the Company's stockholders. After further discussion, the Board approved, by unanimous vote of the directors, the transaction and the entry into the definitive agreements by the Company, subject to finalization of the merger agreement and the receipt of an updated fairness opinion from GKM on the date that the draft merger agreement was finalized.

  At the end of the final paragraph in Section 10, the following is added:

  See Item 14 of Schedule 14D-9 filed by the Company on December 6, 2000 for additional information.

Item 7. Source and Amount of Funds

  Section 12 of the Offer to Purchase is amended and restated in its entirety as follows:

  The Offer is not conditioned upon any financing arrangements. Merger Sub estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $714,420,000. Merger Sub will obtain all necessary funds required to consummate the transaction through capital contributions or advances made by Parent. Parent plans to make these contributions or advances from cash on hand or from the proceeds from the sale of assets, as well as with proceeds of Parent's commercial paper issuances or other short term borrowings under Parent's Five Year Credit Agreement dated as November 5, 1999, the term of which has been extended by one year to November 5, 2005 with Citicorp USA, Inc., as Administrative Agent, and the other parties thereto, (the "Five Year Credit Agreement"), Parent's 364-Day Credit Agreement dated as of November 5, 1999 as amended and restated as of November 3, 2000, with Salomon Smith Barney Inc., as lead arranger and sole book manager (the "364-Day Credit Agreement") and, an uncommitted credit facility to be provided to Parent by Chase Manhattan Bank (the "Uncommitted Facility" and, together with the Five Year Credit Agreement and the 364-Day Credit Agreement, the "Credit Facilities"). Parent also intends to enter into a new, $150 million Credit Facility with Citicorp USA, Inc., as Administrative Agent, and the other parties thereto, the terms of which will not be materially deviating from the 364-Day Credit Agreement.

  Each of the Credit Facilities is an unsecured facility for which interest is based on the Citicorp base rate, a margin over LIBOR, or a fixed rate based on competitive bids and pursuant to which Parent must not exceed a defined debt to earnings ratio. The foregoing summary of the Credit Facilities is qualified in its entirety by the Credit Facilities copies of which may be obtained from the offices of the SEC in the same manner as set forth in Section 8 above, and are included or incorporated by reference as exhibits to the Schedule TO.

  No alternative financing plans or arrangements have been made in the event that Parent is unable to obtain sufficient funds in connection with the Offer and the Merger through borrowings under the Credit Agreement or issuances of commercial paper. Parent intends to repay borrowings under the Credit Facilities from working capital and funds provided by future operations.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

  The second sentence of the first paragraph under Section "16. Fees and Expenses" is replaced with the following:

  Parent has agreed to pay Morgan Stanley approximately $4.5 million compensation for its financial advisory services, including, without limitation, their services in their capacity as dealer manager in connection with the Offer.

  The last sentence in the second paragraph under Section "16. Fees and Expenses" is replaced with the following:

  Parent has agreed to pay the Information Agent a base fee of $10,000 and additional fees based on the number of inbound calls received by the Information Agent and the length of time of offer is held open. The Information Agent will also be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities under federal securities laws.

Item 11. Certain Legal Matters


  The first two sentences of the third paragraph of this section have been revised as follows:

  Pursuant to the HSR Act, Parent filed a Notification Premerger and Report Form with respect to the acquisition of the Shares pursuant to the Offer and the Merger with the Antitrust Division and the FTC on December 11, 2000 and received notification from the Premerger Notification Office of the FTC of early termination effective December 22, 2000 of the required waiting period.

  The last two sentences of the first paragraph under "Antitrust Compliance-- Other Foreign Filings" is replaced with the following:

  Parent and the Company believe that there are no approvals by foreign jurisdictions that are necessary to consumate the proposed transaction.

  The first sentence of the second paragraph under "Antitrust Compliance-- Other Foreign Filings" is deleted.

  The seventh paragraph has been revised as follows:

  Parent has been advised that in connection with Merger Sub's acquisition of the Shares pursuant to the Offer a regulatory filing will be required in the Republic of China in Taiwan (the "ROC"). In the ROC, a combination filing must be made with its Fair Trade Commission (the "ROC FTC") for prior approval. The ROC FTC must respond to the combination filing within two months of receipt. Parent made the combination filing on December 11, 2000. The ROC FTC may approve Merger Sub's acquisition of the Shares pursuant to the Offer prior to the expiration of the full two-month period, but there can be no assurance that it will do so. In the event the ROC FTC does not approve the transaction prior to the expiration date, the acceptance of the Shares by the Merger Sub may be delayed and the proposed transaction may not be consummated until such approval is received. This may result in a delay of payment to the Stockholders.

Item 12. Exhibits.

  The following are attached as exhibits to this Schedule TO:

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 (a)(1)* Offer to Purchase

 (a)(2)* Letter of Transmittal

 (a)(3)* Notice of Guaranteed Delivery

 (a)(4)* Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9

 (a)(5)* Letter to brokers, dealers, commercial banks, trust companies and other nominees

 (a)(6)* Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

 (a)(7)* Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal

 (a)(8)* Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the schedule TO-C filed by Parent on November 27, 2000)

 (a)(9)* Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on December 4, 2000

 (a)(10) Press release issued by Parent and Company on December 26, 2000.

 (b)     None

 (d)(1)* Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
         2000).

 (d)(2)* Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and certain stockholders of Objective Systems Integrators, Inc.
         (incorporated by reference to Exhibit 99.1(B) of the Schedule 13D filed by Parent on December 4, 2000).

 (d)(3)* Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
         Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and
         Jim Olsen, dated December 4, 2000.

 (d)(4)* Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
         2000).

 (d)(5)* Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and certain stockholders of Objective Systems Integrators, Inc.
         (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4, 2000).

 (d)(6)  Offer Letters from Agilent Technologies, Inc. to each of Dan Line,
         Jeffrey Boone and Lawrence Fiore.

 (d)(7) 364-Day Credit Agreement with Salomon Smith Barney as lead arranger and sole book manager (incorporated by reference from Exhibit 2.15 of Parent's Registration Statement on Form S-1)

 (d)(8)  Five Year Credit Agreement with Citicorp USA, Inc. as Administrative
         Agent (incorporated by reference from Exhibit 2.16 of Parent's
         Registration Statement on Form S-1)

 (d)(9)  Fixed Rate Promissory Note with Chase Manhattan Bank dated December
         21, 2000.

 (g)     None

 (h)     None

--------
* Previously filed

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          TAHOE ACQUISITION CORP.

                                               /s/ Marie Oh Huber
                                          By: _________________________________
                                             Name: Marie Oh Huber
                                             Title: Vice President, Assistant
                                                    General Counsel and
                                                    Assistant Secretary

                                          AGILENT TECHNOLOGIES, INC.

                                               /s/ Marie Oh Huber
                                          By: _________________________________
                                             Name: Marie Oh Huber
                                             Title:   Vice President,
                                                      Assistant General
                                                      Counsel and Assistant
                                                      Secretary

Date: December 26, 2000

                                 EXHIBIT INDEX

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 (a)(1)* Offer to Purchase

 (a)(2)* Letter of Transmittal

 (a)(3)* Notice of Guaranteed Delivery

 (a)(4)* Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9

 (a)(5)* Letter to brokers, dealers, commercial banks, trust companies and other nominees

 (a)(6)* Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

 (a)(7)* Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal

 (a)(8)* Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the schedule TO-C filed by Parent on November 27, 2000)

 (a)(9)* Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on December 4, 2000)

 (a)(10) Press release issued by Parent and Company on December 26, 2000

 (b)     None

 (d)(1)* Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to
         Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
         2000)

 (d)(2)* Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and certain stockholders of Objective Systems Integrators, Inc.
         (incorporated by reference to Exhibit 99.1(B) of the Schedule 13D filed by Parent on December 4, 2000)

 (d)(3)* Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
         Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and
         Jim Olsen, Dated December 4, 2000

 (d)(4)* Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to
         Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
         2000)

 (d)(5)* Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and certain stockholders of Objective Systems Integrators, Inc.
         (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4, 2000)

 (d)(6)  Offer Letters from Agilent Technologies, Inc. to each of Dan Line,
         Jeffrey Boone and Lawrence Fiore

 (d)(7) 364-Day Credit Agreement with Salomon Smith Barney as lead arranger and sole book manager (incorporated by reference to Exhibit 2.15 of the Parent's Registration Statement on Form S-1)

 (d)(8)  Five Year Credit Agreement with Citicorp USA, Inc. as Administrative
         Agent (incorporated by reference to Exhibit 2.16 of the Parent's
         Registration Statement on Form S-1)

 (d)(9)  Fixed Rate Promissory Note with Chase Manhattan Bank dated December
         21, 2000

 (g)     None

 (h)     None

--------
* Previously Filed